Exhibit 4.51
DATED 6 SEPTEMBER 2009
CHINA UNICOM (HONG KONG) LIMITED
AND
TELEFÓNICA S.A.

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made on 6 September 2009
BETWEEN:
(1)	CHINA UNICOM (HONG KONG) LIMITED, a company incorporated in Hong Kong and having its registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (“China Unicom”); and

(2)	TELEFÓNICA, S.A., a company incorporated in Spain, whose registered office is at Gran Via 28, 28013 Madrid, Spain (“Telefónica”).
WHEREAS:
(A)	China Unicom is a leading company in the global telecommunications providing full service telecommunications services in the People’s Republic of China (the “PRC”) and is listed on the New York Stock Exchange and the Hong Kong Stock Exchange. Through its Affiliates, China Unicom is engaged in GSM and WCDMA cellular business in 31 provinces, autonomous regions and municipalities in the PRC, the provision of international and domestic long distance calls, domestic telephone services, Internet services, data communications, and other related value-added telecommunications services. China Unicom has also established business organisations engaging in related international businesses in Hong Kong, the United States, Japan and Europe.

(B)	Telefónica is a leading integrated telecommunications company providing fixed and mobile services with presence in 25 countries and is listed on the Spanish Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the Tokyo Stock Exchange, the Buenos Aires Stock Exchange, the Sao Paulo Stock Exchange and the Lima Stock Exchange.

(C)	The parties are entering into a strategic alliance agreement on the date hereof.

(D)	In order to strengthen such strategic alliance between China Unicom and Telefónica, the parties desire to acquire shares in each other. This Agreement sets out:
(i)	the terms on which Telefónica is willing to subscribe for, and China Unicom is willing to issue, the China Unicom Shares; and

(ii)	the terms on which China Unicom is willing to acquire or subscribe for, and Telefónica is willing to transfer or issue, the Telefónica Shares.
(E)	Apart from making mutual investment in the shares of each other, this Agreement also sets out the terms of certain rights to be mutually granted by China Unicom and Telefónica.
THE PARTIES AGREE as follows:
1.	INTERPRETATION

1.1	In this Agreement:

“Affiliate” means, with respect to a Party, any person which directly or indirectly controls, is controlled by or is under common control with such party, where “control” means the power to direct the management and policies of the controlled person through the holding of the majority of the voting rights of the controlled person or the ability to appoint more than half of the members of the board of directors (or its equivalent) of the controlled person;

“Alternative A” means the subscription by China Unicom of the Telefónica Shares and the subscription by Telefónica of the China Unicom Shares, in each case for cash consideration, as described in Clause 2.2;

“Alternative A China Unicom’s Contribution” means EUR702,197,879, being an amount equivalent to US Dollars one billion (US$1,000,000,000), converted at the Exchange Rate;

“Alternative A Telefónica’s Contribution” means HK$7,751,000,000, being an amount equivalent to US Dollars one billion (US$1,000,000,000), converted at the Exchange Rate;

“Alternative B” means the subscription by Telefónica of China Unicom Shares through the contribution by Telefónica of the Telefónica Shares to China Unicom, as described in Clause 2.3;

“Alternative B Telefónica’s Contribution” means the contribution in kind, being such number of Telefónica Treasury Shares resulting from dividing the Alternative A China Unicom’s Contribution by the Telefónica Price Per Share (subject to the adjustments as provided in Clause 2.4.1), and the adjustments as provided in Clause 2.4.2;

“Approvals” means all approvals, licences, consents, registrations, permits and authorisations from any Authority and any third party;

“Authority” means any relevant government, administrative or regulatory body or court, tribunal, arbitrator or governmental agency or authority or department;

“Business Day” means a day other than a Saturday, Sunday or public holiday in Hong Kong, Beijing or Madrid;

“China Unicom Board” means the board of directors of China Unicom from time to time;

“China Unicom Group” means China Unicom and its subsidiaries from time to time;

“China Unicom Ordinary Shares” means the ordinary shares of HK$0.10 each in the capital of China Unicom and listed on the Hong Kong Stock Exchange;

“China Unicom Price Per Share” means HK$11.17, being the arithmetic average of the official closing prices on the Hong Kong Stock Exchange per China Unicom Ordinary Share, computed to two decimal places, as shown on the Bloomberg Screen by the ticker “762 HK Equity HP” for the 30 consecutive days in which the China Unicom Ordinary Shares are traded on the Hong Kong Stock Exchange ending 28 August 2009, subject to the adjustments as provided in Clause 2.4.1;

“China Unicom Securities Account” has the meaning given to it in paragraph 2.4 of Schedule 1;

“China Unicom Shares” means 693,912,264 new China Unicom Ordinary Shares to be subscribed for by Telefónica pursuant to Alternative A or Alternative B, which is arrived at by dividing the Alternative A Telefónica’s Contribution by the China Unicom Price Per Share (as may be adjusted in accordance with Clause 2.4.1), subject to the adjustments as provided in Clause 2.4.2 and rounded down to the closest whole number, representing approximately 2.92% of the issued share capital of China Unicom as at the date hereof and approximately 2.84% of the issued share capital of China Unicom as enlarged by the issuance of the China Unicom Shares as at the Completion Date;

“China Unicom Threshold Percentage” means 5% of the issued share capital of China Unicom from time to time;

“China Unicom Warranty” means a statement contained in Clause 6.1 and Schedule 3 and “China Unicom Warranties” means all those statements;

“Completion” means the completion of the acquisition of shares in each other in accordance with Clause 4;

“Completion Date” means the fifth Business Day following the date on which the last Condition has been satisfied or waived by the relevant Party, as the case may be, in accordance with Clause 3.6 or Clause 3.7 (or such other date as the Parties may agree in writing);

“Condition” means a condition set out in Clause 3.1 or Clause 3.2 and “Conditions” means all those conditions;

“Dispute” has the meaning given to that term in Clause 15.2;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;

“EUR” and “€” means Euro, the single currency of member states of the European Communities that adopt or have adopted the Euro as their lawful currency under the legislation of the European Community for Economic Monetary Union;

“Exchange Rate” means, as applicable: (i) the exchange rate of US$1.00 to HK$7.7510, being the arithmetic average rate for the purchase of HK$ with US$, computed to four decimal places, as shown on Reuters HKDFIX= (published by Treasury Market Association of Hong Kong) at 11:15 a.m. Hong Kong time for the ten consecutive trading days ending 28 August 2009; or (ii) the exchange rate of EUR1.00 to US$1.4241, being the arithmetic average rate for the daily fixing of EUR with US$, computed to four decimal places, as published by European Central Bank and shown on “Reuters Screen ECB 37” at or about 14:00 hours (CET) time for the ten consecutive trading days ending 28 August 2009;

“General Mandate” means the general mandate granted by the shareholders of China Unicom to the directors of China Unicom at its annual general meeting on 26 May 2009 to issue up to 4,753,585,064 new China Unicom Ordinary Shares;

“HK$” means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

“Long Stop Date” means 7 November 2009, or such other date as the Parties may agree in writing;

“Material Adverse Change” means any event, circumstance, effect, occurrence or state of affairs or any combination thereof which has, or is reasonably likely to have, a Material Adverse Effect;

“Material Adverse Effect” means a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of Telefónica or China Unicom (as the case may be);

“Notice” means a notice to be given pursuant to the terms of this Agreement, and shall be construed in accordance with Clause 14;

“Parties” means China Unicom and Telefónica and “Party” means either of them;

“Securities Act” means the United States Securities Act of 1933, as amended;

“SFO” means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Spanish Stock Exchange” means the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges as connected through Spanish Continuous Market (Mercado Continuo);

“Strategic Alliance Agreement” means the strategic alliance agreement to be entered into between China Unicom and Telefónica on the date hereof;

“Surviving Clauses” means Clause 1 (Interpretation), Clause 5 (Telefónica’s Board Representation), Clause 10 (Acknowledgement), Clause 11 (Announcements), Clause 13 (General), Clause 14 (Notices) and Clause 15 (Governing Law and Dispute Resolution);

“Telefónica Board” means the board of directors of Telefónica from time to time;

“Telefónica Group” means Telefónica and its subsidiaries from time to time;

“Telefónica Nominee Director” has the meaning given to that term in Clause 5.1;

“Telefónica Ordinary Shares” means the ordinary shares of EUR1.00 each in the capital of Telefónica and listed on the Spanish Stock Exchange;

“Telefónica Price Per Share” means EUR17.24, being the arithmetic average of the official closing prices on Madrid Stock Exchange per Telefónica Ordinary Share, computed to two decimal places, as shown on the Bloomberg Screen by the ticker “TEF SM Equity HP” for the 30 consecutive days in which the Telefónica Ordinary Shares are traded on the Madrid Stock Exchange ending 28 August 2009, subject to the adjustments as provided in Clause 2.4.1;

“Telefónica Shares” means 40,730,735 Telefónica Ordinary Shares to be issued or the 40,730,735 Telefónica Treasury Shares to be transferred to China Unicom pursuant to Clause 2.2 in the event that Telefónica elects to proceed with Alternative A, or pursuant to Clause 2.3 in the event that Telefónica elects to proceed with Alternative B, as the case may be. The aforesaid number of Telefónica Shares is arrived at by dividing the Alternative A China Unicom’s Contribution by the Telefónica Price Per Share (as may be adjusted in accordance with Clause 2.4.1), subject to the adjustments as provided in Clause 2.4.2, and rounded down to the closest whole number, representing approximately 0.892% of the issued share capital of Telefónica as at the date hereof and approximately 0.885% of the issued share capital of Telefónica as enlarged by the issuance of the Telefónica Shares, if applicable, as at the Completion Date, in both cases such percentages assume the completion of the cancellation of one hundred and forty one million (141,000,000) Telefónica Ordinary Shares agreed by the Telefónica shareholders meeting held on 23 June 2009;

“Telefónica Treasury Shares” means Telefónica Ordinary Shares repurchased by and held in treasury by Telefónica itself;

“Telefónica Warranty” means a statement contained in Clause 7 and Schedule 2 and “Telefónica Warranties” means all those statements; and

“US$” means United States dollars, the lawful currency of the United States of America.
1.2	In this Agreement, a reference to:
1.2.1	a “person” includes, without limitation, a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, trade union or employee representative body (whether or not having a separate legal personality);

1.2.2	a “Party” includes a reference to that Party’s legal personal representatives or successors;

1.2.3	a “Clause” or “Schedule”, unless the context otherwise requires, is a reference to a clause of, or a schedule to, this Agreement;

1.2.4	unless the context otherwise requires, the singular shall include the plural and vice versa; and

1.2.5	any legal term under the laws of Hong Kong for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than Hong Kong be deemed to include what most nearly approximates in that jurisdiction to the Hong Kong legal term and a reference to any Hong Kong statute or ordinance shall be construed so as to include equivalent or analogous laws of any other jurisdiction.
1.3	For the purposes of this Agreement, a company shall be deemed to be a subsidiary of another company if that second-mentioned company owns over 50 per cent. of the total issued shares in the first-mentioned company, or holds or controls the exercise of over 50 per cent. of the voting rights in the first-mentioned company or has the right to appoint or remove over 50 per cent. of the first-mentioned company’s board of directors, or the first-mentioned company is a subsidiary of any company which is the second-mentioned company’s subsidiary.

1.4	The Schedules form part of this Agreement and shall have effect accordingly.

1.5	The headings in this Agreement do not affect its interpretation.

2.	ACQUISITION OF SHARES IN CHINA UNICOM AND TELEFÓNICA
2.1	The Parties agree that upon the terms and subject to the conditions set out herein, each Party shall acquire shares in the other Party free and clear of all Encumbrances and with all rights attaching thereto with effect from Completion, and that such acquisition of shares shall be effected through Alternative A or through Alternative B, as contemplated in this Agreement, at Telefónica’s discretion, which shall be communicated by Telefónica to China Unicom within 15 Business Days after the date hereof. In the absence of communication by Telefónica to China Unicom within the aforesaid period, it shall be understood for all purposes herein that Telefónica has elected to proceed in accordance with the Alternative A.
2.2	ALTERNATIVE A
2.2.1	The China Unicom Board has passed a resolution approving the allotment and issuance of the China Unicom Shares, free and clear of all Encumbrances pursuant to the General Mandate, to be subscribed for by Telefónica (directly or through any of its subsidiaries) and to be paid up by means of the Alternative A Telefónica’s Contribution in cash upon the terms and subject to the conditions set out in this Agreement.

2.2.2	Upon the terms and subject to the conditions set out in this Agreement, and simultaneously with or as soon as possible and no later than 15 Business Days after the communication by Telefónica to China Unicom (expressly or implicitly) of its election to proceed in accordance with Alternative A, the Telefónica Board shall pass a resolution increasing its capital stock in an amount in Euros equal to the aggregate par value corresponding to the Telefónica Shares, through the issuance of the Telefónica Shares free and clear of all Encumbrances, to be subscribed for by China Unicom (directly or through any of its subsidiaries) and to be paid up by means of the Alternative A China Unicom’s Contribution in cash.
2.3	ALTERNATIVE B
2.3.1	The China Unicom Board has passed a resolution approving the allotment and issuance of the China Unicom Shares free and clear of all Encumbrances pursuant to the General Mandate, to be subscribed for by Telefónica (directly or through any of its subsidiaries) and to be paid up by means of the Alternative B Telefónica’s Contribution upon the terms and subject to the conditions set out in this Agreement.

2.3.2	Upon the terms and subject to the conditions set out in this Agreement, and simultaneously with or as soon as possible and no later than 15 Business Days after the communication by Telefónica to China Unicom of its election to proceed in accordance with Alternative B, the Telefónica Board shall pass a resolution approving the transfer of the Telefónica Shares free and clear of all Encumbrances to China Unicom (or any of its subsidiaries) as consideration for Telefónica’s subscription for the China Unicom Shares.
2.4	ADJUSTMENTS TO THE CHINA UNICOM PRICE PER SHARE AND/OR TELEFÓNICA PRICE PER SHARE AND THE NUMBER OF CHINA UNICOM SHARES AND/OR TELEFÓNICA SHARES
2.4.1	In the event that any dividends and/or other distributions are made or paid by China Unicom and/or Telefónica, as the case may be, to its shareholders after the date of this Agreement but before the Completion Date, the China Unicom Price Per Share and/or the Telefónica Price Per Share, as the case may be, shall be reduced by the amount of such dividends and/or other distributions corresponding to the China Unicom Ordinary Shares and/or the Telefónica Ordinary Shares, as the case may be, in each case on a per share basis.

2.4.2	If, from the date of this Agreement until the Completion Date, there occurs any change in the issued share capital of China Unicom, or Telefónica, as the case may be, by reason of share splits, share consolidation, exchange of all the Telefónica or China Unicom shares, or similar events, the number of the China Unicom Shares or the number of the Telefónica Shares, as the case may be, shall be adjusted appropriately so that Telefónica or China Unicom, as the case may be, shall receive such equivalent number of China Unicom Shares or Telefónica Shares, as the case may be, after taking into consideration the effects of such event on the number of shares comprised in the share capital or the capital stock of China Unicom or Telefónica, as the case may be.

2.4.3	Each Party shall inform the other Party promptly should any adjustment be required to be made to the China Unicom Price Per Share and/or the Telefónica Price Per Share pursuant to Clause 2.4.1 and/or to the number of China Unicom Shares and/or the Telefónica Shares pursuant to Clause 2.4.2, by providing details of the relevant adjustment events and the adjustment to be made pursuant to Clause 2.4.1 and/or Clause 2.4.2, as the case may be. The final adjustment, if applicable, shall be confirmed by both Parties before Completion and shall be recorded in a certificate to be delivered by the relevant Party whose per share price and/or the number of shares is adjusted to the other Party at Completion.

3.	CONDITIONS PRECEDENT TO COMPLETION
3.1	Completion of the acquisition of the Telefónica Shares (either through subscription for new Telefónica Ordinary Shares or acquisition of the Telefónica Treasury Shares in exchange for the China Unicom Shares as provided in Clause 2.1) by China Unicom is conditional on the following Conditions being fulfilled (or, if applicable, waived) on or before the Long Stop Date:
3.1.1	the Telefónica Board having passed a resolution either to increase the Telefónica’s capital and to issue the Telefónica Shares (in the event Telefónica elects to proceed with Alternative A) or to contribute in kind the Telefónica Shares to China Unicom in exchange for the China Unicom Shares (in the event Telefónica elects to proceed with Alternative B);

3.1.2	all Telefónica Warranties being true and accurate as at the date of this Agreement and remaining so as at the Completion Date as if made on that date; and

3.1.3	there not having been any Material Adverse Change in respect of Telefónica or the Telefónica Group, and Telefónica having operated its business and the Telefónica Group’s business in the ordinary course of business, since the date of the last published consolidated accounts of Telefónica; and

3.1.4	all the Conditions set out in Clause 3.2 having been satisfied, or waived by Telefónica, as the case may be, in accordance with Clause 3.7.
3.2	Completion of the subscription for the China Unicom Shares by Telefónica is conditional on the following Conditions being fulfilled (or, if applicable, waived) on or before the Long Stop Date:
3.2.1	the listing of, and permission to deal in, all the China Unicom Shares having been granted by the Listing Committee of the Hong Kong Stock Exchange and such listing and permission not subsequently being revoked prior to the Completion Date;

3.2.2	all China Unicom Warranties being true and accurate as at the date of this Agreement and remaining so as at the Completion Date as if made on that date;

3.2.3	there not having been any Material Adverse Change in respect of China Unicom or the China Unicom Group, and China Unicom having operated its business and the China Unicom Group’s business in the ordinary course of business, since the last published consolidated accounts of China Unicom; and

3.2.4	all the Conditions set out in Clause 3.1 having been satisfied, or waived (other than the Condition set out in Clause 3.1.1) by China Unicom, as the case may be, in accordance with Clause 3.6.
3.3	Telefónica shall use all reasonable endeavours to achieve satisfaction of the Condition set out in Clause 3.1.1 as soon as possible and in any event before the Long Stop Date.

3.4	China Unicom shall use all reasonable endeavours to achieve satisfaction of the Condition set out in Clause 3.2.1 as soon as possible and in any event before the Long Stop Date.

3.5	If, at any time, either Party becomes aware of a fact or circumstance that might prevent a Condition to which it is under an obligation to satisfy from being satisfied, it shall immediately inform the other Party.

3.6	At any time on or before the Long Stop Date, China Unicom may waive, in whole or in part, the Conditions set out in Clauses 3.1.2 and 3.1.3 by notice to Telefónica at its sole discretion.

3.7	At any time on or before the Long Stop Date, Telefónica may waive, in whole or in part, the Conditions set out in Clauses 3.2.2 and 3.2.3 by notice to China Unicom at its sole discretion.

3.8	If the Conditions are not fulfilled or, in the case of those Conditions set out in Clauses 3.1.2 and 3.1.3, waived in writing by China Unicom, or in the case of those Conditions set out in Clauses 3.2.2 and 3.2.3, waived in writing by Telefónica, on or before the Long Stop Date, this Agreement shall automatically terminate with immediate effect except that:
3.8.1	this Clause 3.8, together with the Surviving Clauses shall continue to apply; and

3.8.2	termination shall not affect a Party’s rights and obligations which have accrued as at the date of termination although each Party’s further rights and obligations shall cease immediately on termination.

4.	COMPLETION
4.1	Subject to the Conditions having been fulfilled or waived by China Unicom or Telefónica (as the case may be) in accordance with Clause 3.6 or Clause 3.7, respectively, Completion shall take place on the Completion Date at 4:00 p.m. (Hong Kong time).

4.2	At Completion, China Unicom and Telefónica shall do all those things respectively required of them as set out in Schedule 1, and:
4.2.1	China Unicom is not obliged to complete Alternative A or Alternative B, as appropriate, and China Unicom’s rights and obligations under Clause 9 will not come into effect, unless:
(a)	Telefónica complies with all its obligations under Schedule 1 to be complied with as at the Completion Date;

(b)	the subscription for or acquisition of, all the Telefónica Shares is completed simultaneously; and

(c)	the subscription for all the China Unicom Shares is completed simultaneously;
4.2.2	Telefónica is not obliged to complete Alternative A or Alternative B, as appropriate, and Telefónica’s rights and obligations under Clause 8 will not come into effect, unless:
(a)	China Unicom complies with all its obligations under Schedule 1 to be complied with as at the Completion Date;

(b)	the subscription for all the China Unicom Shares is completed simultaneously;

(c)	under Alternative A, the Telefónica Board issues a report on the proposed increase of Telefónica’s capital and the auditor nominated by the Madrid Commercial Registry issues on the Completion Date a report stating that the Telefónica Shares are being issued according to the fair market value of the Telefónica Ordinary Shares, in accordance with article 159.2 of the Spanish Corporation Act; and

(d)	the subscription for or acquisition of, all the Telefónica Shares, is completed simultaneously.
4.3	If Completion does not take place on the Completion Date because either Party fails to comply with any of its respective obligations under Schedule 1 (whether such failure by either Party amounts to a repudiatory breach or not), the Party not in default may by notice in writing to the Party in default elect:
4.3.1	to proceed to Completion to the extent practicable; or

4.3.2	to postpone Completion to a date not later than the Long Stop Date; or

4.3.3	to terminate this Agreement.
4.4	If either Telefónica or China Unicom postpones Completion to another date in accordance with Clause 4.3.2, the provisions of this Agreement shall apply as if that other date is the Completion Date.

4.5	If either Telefónica or China Unicom terminates this Agreement pursuant to Clause 4.3.3, each Party’s further rights and obligations (other than those under the Surviving Clauses) shall cease immediately upon termination, but termination shall not affect a Party’s rights and obligations under the Surviving Clauses and any accrued rights and obligations at the date of termination.

5.	TELEFÓNICA’S BOARD REPRESENTATION
5.1	Subject to the Telefónica Group holding in aggregate, directly or indirectly, not less than the China Unicom Threshold Percentage and to the extent not prohibited under applicable law, the articles of association of China Unicom and the Listing Rules, Telefónica shall be entitled to nominate one representative to the China Unicom Board (the “Telefónica Nominee Director”).

5.2	Telefónica shall ensure that the Telefónica Nominee Director possesses the necessary qualifications and experience to act as a director of China Unicom as required under applicable rules and regulations, including the Listing Rules.

6.	CHINA UNICOM WARRANTIES
6.1	As at the date of this Agreement, China Unicom warrants to Telefónica that each China Unicom Warranty as set out in Schedule 3 is true, accurate, complete and not misleading.

6.2	Immediately before Completion, China Unicom is deemed to warrant to Telefónica that each China Unicom Warranty as set out in Schedule 3 is true, accurate, complete and not misleading by reference to the facts and circumstances as at Completion. For this purpose only, where there is an express or implied reference in a China Unicom Warranty to the “date of this Agreement”, that reference is to be construed as a reference to the Completion Date.

7.	TELEFÓNICA WARRANTIES
7.1	As at the date of this Agreement, Telefónica warrants to China Unicom that each Telefónica Warranty as set out in Schedule 2 is true, accurate, complete and not misleading.

7.2	Immediately before Completion, Telefónica is deemed to warrant to China Unicom that each Telefónica Warranty as set out in Schedule 2 is true, accurate, complete and not misleading by reference to the facts and circumstances as at Completion. For this purpose only, where there is an express or implied reference in a Telefónica Warranty to the “date of this Agreement”, that reference is to be construed as a reference to the Completion Date.

8.	ADDITIONAL CHINA UNICOM UNDERTAKINGS
8.1	From the date of this Agreement, China Unicom shall use its best endeavours to maintain a listing for all the issued China Unicom Ordinary Shares on the Hong Kong Stock Exchange.

8.2	With effect from Completion, and for so long as the Strategic Alliance Agreement is in effect, China Unicom shall not (i) offer, issue or sell any significant number of China Unicom Ordinary Shares (including those held in treasury by China Unicom itself, if any), or any securities convertible into or other rights to subscribe for or purchase a significant number of China Unicom Ordinary Shares (including those held in treasury by China Unicom itself, if any), to any current major competitor of Telefónica or (ii) make any significant investment, directly or indirectly, in any current major competitor of Telefónica.

8.3	China Unicom undertakes to Telefónica that for a period of one year from the Completion Date, it shall not, directly or indirectly, sell, transfer or dispose of any of the Telefónica Ordinary Shares or Telefónica Treasury Shares held, directly or indirectly, by the China Unicom Group, save for any transfer of such shares to any member of the China Unicom Group.

9.	ADDITIONAL TELEFÓNICA UNDERTAKINGS
9.1	From the date of this Agreement, Telefónica shall use its best endeavours to maintain a listing for all the issued Telefónica Ordinary Shares on the Spanish Stock Exchange.

9.2	With effect from Completion, and for so long as the Strategic Alliance Agreement is in effect, Telefónica shall not (i) offer, issue or sell any significant number of Telefónica Ordinary Shares or Telefónica Treasury Shares, or any securities convertible into or other rights to subscribe for or purchase a significant number of Telefónica Ordinary Shares or Telefónica Treasury Shares, to any current major competitor of China Unicom or (ii) make any significant investment, directly or indirectly, in any current major competitor of China Unicom.

9.3	Telefónica undertakes to China Unicom that for a period of one year from the Completion Date, it shall not, directly or indirectly, sell, transfer or dispose of any of the China Unicom Ordinary Shares held, directly or indirectly, by the Telefónica Group, save for any transfer of such shares to any member of the Telefónica Group.

9.4	Telefónica shall not take any action, including the acquisition of China Unicom Ordinary Shares to such an extent, which will affect the listing status of China Unicom or the ability of China Unicom to maintain the minimum public float in the China Unicom Ordinary Shares.

10.	ACKNOWLEDGEMENTS
10.1	China Unicom agrees and acknowledges that at the time of the execution of this Agreement and as at Completion, it is aware that Telefónica is a person connected with China Unicom and is or may be in possession of relevant information (as defined in Parts XIII and XIV of the SFO) by virtue of it having one representative on the China Unicom Board.

10.2	Each of China Unicom and Telefónica agrees and acknowledges that it is not, and will not, at any time be engaged in insider dealing for the purposes of the SFO in connection with the acquisition contemplated herein and the related transactions entered into or to be entered into pursuant to this Agreement; it has not taken and will not take and none of its Affiliates and any person acting on its or their behalf or under its or their control has taken or will take, directly or indirectly, any action designed or which was designed, or which constitutes or has constituted or might reasonably be or have been expected to cause or result in, stabilisation or manipulation of the price of any China Unicom Ordinary Shares or any other securities of China Unicom.

10.3	Each of China Unicom and Telefónica acknowledges that the China Unicom Shares and the Telefónica Shares have not been registered under the Securities Act or under any state securities laws of the United States. Neither China Unicom nor Telefónica, nor any of its respective Affiliates, nor any person acting on their or their respective Affiliates’ behalf has taken, or will take, any actions that would result in the sale of the China Unicom Shares or the Telefónica Shares under this Agreement requiring registration under the Securities Act. China Unicom undertakes that it will not sell or otherwise dispose of any of the Telefónica Shares and Telefónica undertakes that it will not sell or otherwise dispose of any of the China Unicom Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable state securities laws of the United States.

11.	ANNOUNCEMENTS
11.1	Subject to Clause 11.2, no announcement or communication concerning the transactions contemplated by this Agreement shall be made or issued by either Party without the prior written consent of the other Party.

11.2	Clause 11.1 does not apply to an announcement or communication:
11.2.1	previously consented to, which may be repeated by either Party provided that the prevailing facts and circumstances in respect of the announcement or communication previously consented to were not materially different; or

11.2.2	required by law, by a rule of a stock exchange or by a governmental authority or other authority with relevant powers to which a Party is subject or submits, whether or not the requirement has the force of law, provided that such announcement or communication shall, so far as is practicable, be made after consultation with the other Party and after taking into account the other Party’s reasonable requirements as to its timing, content and manner of making or despatch.

12.	ENTIRE AGREEMENT AND NON-RELIANCE
12.1	This Agreement constitutes the entire agreement and supersedes any previous agreements between the Parties relating to the subject matter of this Agreement.

12.2	Nothing in this Clause 12 shall have the effect of restricting or limiting any liability arising as a result of any fraud, wilful misrepresentation, wilful concealment or wilful misconduct.

13.	GENERAL
13.1	This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

13.2	A variation of this Agreement is only valid if it is in writing and signed by or on behalf of each Party.

13.3	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

13.4	Either Party’s rights and remedies contained in this Agreement are cumulative and are not exclusive of any rights or remedies provided by law.

13.5	Except to the extent that they have been performed and except where this Agreement expressly provides otherwise, the warranties, representations, obligations and undertakings contained in this Agreement remain in force after Completion.

13.6	The invalidity, illegality or unenforceability of any provision of this Agreement does not affect the continuation in force of the remainder of this Agreement.

13.7	This Agreement shall be binding upon and enure to the benefit of each Party and its or any subsequent successors.

13.8	Each Party agrees to take all such action or procure that all such action be taken as is reasonable in order to implement the terms of this Agreement or any transaction, matter or thing contemplated by this Agreement.

13.9	Each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

13.10	Any taxes (including stamp duties) arising as a consequence of the capital increase of Telefónica as provided for in this Agreement shall be borne by Telefónica. Any taxes arising as a consequence of the capital increase of China Unicom as provided for in this Agreement shall be borne by China Unicom.

13.11	A Party shall, on reasonable request from the other Party, do and execute or cause to be done and executed all such further acts, deeds, things and documents as may be necessary to give effect to the terms of this Agreement.

13.12	Each Party may not, without the prior written consent of the other Party, assign, transfer, declare a trust for the benefit of or in any other way alienate any of its obligations or rights under this Agreement whether in whole or in part except that Telefónica or China Unicom, as the case may be, may designate any of its subsidiaries to be the registered holder of the China Unicom Shares or the Telefónica Shares, as the case may be, to be issued or transferred to it hereunder provided always that such Party shall remain fully liable for all obligations, covenants and undertakings set out herein.

14.	NOTICES
14.1	A Notice under or in connection with this Agreement shall be:
14.1.1	in writing and in English; and

14.1.2	delivered personally, sent by fax with confirmation receipt followed by mail posted within 24 hours or sent by courier to the Party due to receive the Notice at the address referred to in Clause 14.2 or such other address as a Party may specify by notice in writing to the other Party received before the Notice was despatched.
14.2	For the purposes of this Clause 14.2, a Notice shall be sent to the addresses and for the attention of those persons set out below:
14.2.1	in the case of China Unicom:
Address:	21 Jin Rong Street, Xicheng District, Beijing 100140, PRC
Fax Number:	+86 10 6625 9510
Attention:	Qi Ming Qiu
14.2.2	in the case of Telefónica:
Address:	Gran Via 28, 28013 Madrid, Spain
Fax Number:	+34 91 727 1405
Attention:	Ramiro Sánchez de Lerín García-Ovies Group General Counsel
or to such other address or fax number as the relevant Party may have notified to the other by not less than seven (7) days’ written notice to the other Party before the Notice was despatched.
14.3	Unless there is evidence that it was received earlier, a Notice is deemed given if:
14.3.1	delivered personally, when left at the address referred to in Clause 14.1; or

14.3.2	sent by courier, five (5) Business Days after posting it; or

14.3.3	sent by fax, when confirmation of its transmission has been recorded on the sender’s fax machine.

15.	GOVERNING LAW AND DISPUTE RESOLUTION
15.1	This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong.

15.2	Any dispute, controversy or claim arising from, out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, breach or termination (a “Dispute”) shall be determined in accordance with this Clause.

15.3	Any Dispute shall be referred to and finally resolved by arbitration under the UNCITRAL Arbitration Rules (the “Rules”) which Rules are deemed to be incorporated by reference into this Clause and as may be amended by the rest of this Clause.

15.4	The seat of arbitration shall be Hong Kong and the appointing authority shall be the Hong Kong International Arbitration Centre (the “HKIAC”). The language to be used in the arbitration proceedings shall be English.

15.5	The arbitration tribunal shall consist of three arbitrators, one of whom shall be appointed by Telefónica, the other of whom shall be appointed by China Unicom and the third presiding arbitrator shall be appointed by China Unicom and Telefónica jointly, or failing agreement between the Parties within 20 Business Days, by the HKIAC.

15.6	No person shall be nominated or appointed as an arbitrator under Clause 15.5 unless that person has substantial experience in the conduct of commercial disputes and is fluent in English.

15.7	The arbitration award shall be final and binding on the Parties from the day it is made and the Parties agree to be bound thereby and to act accordingly.

15.8	Judgment upon any award rendered by the arbitral tribunal may be entered in, and application for judicial confirmation, recognition or enforcement of the award may be made by or in, any court of competent jurisdiction, and each of the Parties irrevocably submits to the jurisdiction of such court for the purposes of this Clause 15 and for the confirmation, recognition or enforcement of any award rendered by the arbitral tribunal, whether in accordance with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958 or otherwise.

16.	COUNTERPARTS
This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

SCHEDULE 1
COMPLETION REQUIREMENTS

1.	TELEFÓNICA’S OBLIGATIONS
1.1	At Completion:
1.1.1	Telefónica shall deliver to China Unicom each of the following documents:
(a)	a written confirmation duly signed by a director of Telefónica or the Secretary of the Telefónica Board certifying that all Telefónica Warranties set out in Schedule 2 are true and accurate in all respects as at the date of this Agreement and as at the Completion Date;

(b)	copies (certified as true copies by the secretary of the Telefónica Board) of each of the following documents:
(i)	resolutions of the Telefónica Board approving the execution by Telefónica of this Agreement and performance of all of its obligations contemplated hereunder;

(ii)	resolutions of the Telefónica Board approving the issuance of the Telefónica Shares to China Unicom (or such subsidiary as China Unicom may designate) for cash consideration and the subscription for the China Unicom Shares by Telefónica for cash consideration in the event that Telefónica elects to proceed with Alternative A, or approving the contribution in kind of the Telefónica Shares to China Unicom in exchange for the China Unicom Shares, in the event that Telefónica elects to proceed with Alternative B; and

(iii)	the report of the Telefónica Board and the auditors’ report referred to in Clause 4.2.2(c); and
(c)	if applicable, a certificate duly signed by an officer of Telefónica confirming the adjustment that is required to be made to the Telefónica Price Per Share and the resultant number of Telefónica Shares to be delivered to China Unicom (or any of its subsidiaries as it may designate) in accordance with Clause 2.4.1 and/or Clause 2.4.2.
1.2	If Telefónica elects to proceed in accordance with Alternative A:
1.2.1	at Completion, Telefónica shall transfer the Alternative A Telefónica’s Contribution in immediately available funds to a bank account designated by China Unicom in writing at least five (5) Business Days prior to the Completion Date;

1.2.2	Telefónica shall record the resolution adopted by the Telefónica Board under paragraph 1.1.1(b)(ii) above in a public deed granted by a Spanish Notary and shall file for registration such public deed with the Madrid Mercantile Registry as soon as practicable but no later than one Business Day after Completion and Telefónica shall use its best efforts to obtain the registration of such public deed with the Madrid Mercantile Registry as soon as possible and in any case no later than five Business Days after Completion;

1.2.3	no later than one Business Day after registration of the Telefónica’s capital increase deed with the Madrid Mercantile Registry, Telefónica shall file an authorised copy of such deed with the Spanish Registration, Clearing and Settlement System (Iberclear) and apply for the admittance to listing of the Telefónica Shares on the Spanish Stock Exchange. Telefónica shall use its best efforts to obtain the listing of the Telefónica Shares on the Spanish Stock Exchange as soon as possible and in any case no later than nine Business Days after Completion; and

1.2.4	immediately after registration of the Telefónica Shares with the Spanish Registration, Clearing and Settlement System (Iberclear), Telefónica shall instruct that the Telefónica Shares are deposited in the China Unicom’s Securities Account.
1.3	If Telefónica elects to proceed with the Alternative B, Telefónica shall on the date of Completion instruct that the Telefónica Shares are deposited in the China Unicom’s Securities Account.

2.	CHINA UNICOM’S OBLIGATIONS
2.1	At Completion:
2.1.1	At Completion China Unicom shall deliver to Telefónica the following documents:
(a)	a copy of the listing approval referred to in Clause 3.2.1;

(b)	a written confirmation duly signed by a director of China Unicom certifying that all China Unicom Warranties set out in Schedule 3 are true and accurate in all respects as at the date of this Agreement and as at the Completion Date;

(c)	copies (certified as true copies by an officer of China Unicom) of each of the following documents:
(i)	resolutions of the China Unicom Board approving the execution by China Unicom of this Agreement and performance of all of its obligations contemplated hereunder;

(ii)	resolutions of the China Unicom Board approving the allotment and issuance of the China Unicom Shares to Telefónica (or such subsidiary as Telefónica may designate) for cash consideration pursuant to the General Mandate and the subscription for the Telefónica Shares for cash consideration in the event that Telefónica elects to proceed with Alternative A or, in the event that Telefónica elects to proceed with Alternative B, approving the acquisition of the Telefónica Shares in exchange for the China Unicom Shares to be issued pursuant to the General Mandate; and
(d)	if applicable, a certificate duly signed by an officer of China Unicom confirming the adjustment that is required to be made to the China Unicom Price Per Share and the resultant number of China Unicom Shares to be delivered to Telefónica (or any of its subsidiaries as it may designate) in accordance with Clause 2.4.1 and/or Clause 2.4.2.
2.2	If Telefónica elects to proceed with Alternative A at Completion, China Unicom shall transfer the Alternative A China Unicom’s Contribution in immediately available funds to a bank account designated by Telefónica in writing at least five (5) Business Days prior to the Completion Date.

2.3	At Completion, China Unicom shall issue and allot to Telefónica the China Unicom Shares and shall promptly procure the registration (without registration fee) of Telefónica (or such subsidiary as Telefónica may designate) as the registered holder(s) of the China Unicom Shares and deliver or cause to be delivered to Telefónica definitive share certificate(s) in respect of the China Unicom Shares in the name of Telefónica (or such subsidiary as Telefónica may designate).

2.4	China Unicom shall open a securities account with a Spanish entity authorized to render investment services in accordance with Spanish Law (the “China Unicom’s Securities Account”) and provide details of the China Unicom’s Securities Account to Telefónica at least five (5) Business Days prior to the Completion Date.

SCHEDULE 2
TELEFÓNICA WARRANTIES

1.	CAPACITY AND AUTHORITY
1.1	Telefónica is a company duly established under the laws of Spain and has been in continuous existence since incorporation.

1.2	Telefónica (whether directly or through its subsidiaries) has the power and authority to own its assets and carry on its business as it is being conducted and is lawfully qualified to do business in those jurisdictions in which business is conducted by it.

1.3	Save for the Telefónica Board approval as contemplated in Clause 3.1.1, Telefónica has full corporate power, authority and capacity, has taken all actions necessary, to enter into, execute, deliver, exercise its rights and perform its obligations under this Agreement and each document to be executed at or before Completion and to carry out the transactions contemplated hereby and thereby.

1.4	No action or thing is required to be taken, fulfilled or done and no Approvals, filings or notifications are required for Telefónica to enter into, execute, deliver, exercise its rights and perform its obligations under this Agreement, or in relation to the subscription for the China Unicom Shares or the issue or transfer of the Telefónica Shares, or the carrying out of the other transactions contemplated by this Agreement, as the case may be, except for:
(a)	the approval by the Telefónica Board as contemplated in Clause 3.1.1 and the reports referred to in Clause 4.2.2(c);

(b)	the actions provided in paragraphs 1.2.2 to 1.2.3 of Schedule 1, including the approval for the listing of the Telefónica Shares from the Spanish Stock Exchange; and

(c)	the public disclosure regarding the execution of this Agreement, the issuance or transfer of the Telefónica Shares and the subscription for the China Unicom Shares, as required under the securities regulations of Spain or any other relevant jurisdictions.
1.5	Telefónica’s obligations under this Agreement and each document to be executed at or before Completion constitutes, or when the relevant document is executed will constitute, valid, legal and binding obligations of Telefónica enforceable in accordance with their respective terms.

2.	SHARES
2.1	Telefónica has existing authority to issue or transfer the Telefónica Shares in accordance with the terms of this Agreement.

2.2	The issuance or transfer of the Telefónica Shares will comply with all statutory requirements and all relevant laws of Spain, and with the rules and regulations of the Spanish Stock Exchange, including all disclosure requirements in respect of the issue or transfer of Telefónica Shares.

2.3	The issuance or transfer of the Telefónica Shares pursuant to this Agreement will not cause any breach of any agreement to which Telefónica and/or any of its subsidiaries is a party or by which it is or any of them is bound and will not infringe or exceed any limits on, powers of, or restrictions on or the terms of any contract, obligation or commitment whatsoever of, Telefónica and/or any of its subsidiaries.

2.4	The issuance or transfer of the Telefónica Shares will not be subject to any pre-emptive or similar rights or restrictions on voting and transfers.

2.5	The Telefónica Shares will be issued or transferred pursuant to this Agreement free from all Encumbrances and will rank pari passu in all respects with the existing Telefónica Ordinary Shares, together with all rights and entitlements accruing after the date of Completion and the right to receive all dividends or other distributions declared, paid or made or proposed to be made on such Telefónica Shares after the date of Completion, and no Telefónica Shares are subject to purchase from or issuance by Telefónica pursuant to presently existing rights, options, warrants, agreements or convertible securities.

3.	EFFECT OF AGREEMENT AND SUBSCRIPTION
Neither this Agreement nor the issuance or transfer of the Telefónica Shares will:

3.1	constitute or give rise to a breach of or default under: (a) any law, rule, regulation, judgment, order, authorisation or decree of any government, governmental or regulatory body, arbitrator, administrative agency or court, domestic or foreign, having jurisdiction over Telefónica or its properties or assets; or (b) the constitutional documents of Telefónica; or

3.2	give rise to any rights of any third party in respect of any assets of Telefónica.

SCHEDULE 3
CHINA UNICOM WARRANTIES

1.	CAPACITY AND AUTHORITY
1.1	China Unicom is a company duly established under the laws of Hong Kong and has been in continuous existence since incorporation.

1.2	China Unicom (whether directly or through its subsidiaries) has the power and authority to own its assets and carry on its business as it is being conducted and is lawfully qualified to do business in those jurisdictions in which business is conducted by it.

1.3	China Unicom has full corporate power, authority and capacity, and has taken all actions necessary, to enter into, execute, deliver, exercise its rights and perform its obligations under this Agreement and each document to be executed at or before Completion, and to carry out the transactions contemplated hereby and thereby.

1.4	No action or thing is required to be taken, fulfilled or done and no Approvals, filings or notifications are required for China Unicom to enter into, execute, deliver, exercise its rights and perform its obligations under this Agreement, or in relation to the issue of the China Unicom Shares, or the subscription for or acquisition of the Telefónica Shares, or the carrying out of the other transactions contemplated by this Agreement, as the case may be, except for:
(a)	the approval of the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the China Unicom Shares;

(b)	filings to be made with the Hong Kong Stock Exchange and the Hong Kong Companies Registry; and

(c)	the public disclosure regarding the execution of this Agreement, the issue of the China Unicom Shares and the subscription for or acquisition of the Telefónica Shares as required under the Listing Rules.
1.5	China Unicom’s obligations under this Agreement and each document to be executed at or before Completion constitutes, or when the relevant document is executed will constitute, valid, legal and binding obligations of China Unicom enforceable in accordance with their respective terms.

2.	SHARES
2.1	China Unicom has existing authority to allot and issue the China Unicom Shares pursuant to the General Mandate in accordance with the terms of this Agreement.

2.2	The creation, allotment and issuance of the China Unicom Shares will comply with all statutory requirements, including the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and with the rules and regulations of the Hong Kong Stock Exchange, including the disclosure requirements under the Listing Rules in respect of the issue of the China Unicom Shares.

2.3	Without prejudice to the generality of paragraph 2.2 above, the China Unicom Shares will be allotted and issued by the directors of China Unicom to Telefónica pursuant to the General Mandate which is a valid, unconditional and subsisting mandate duly given by the shareholders of China Unicom at the annual general meeting held on 26 May to the China Unicom Board, and China Unicom has reserved out of its authorised but unissued share capital such number of China Unicom Shares as would be required to be issued in accordance with the terms of this Agreement.

2.4	The creation of the China Unicom Shares and their allotment and issuance pursuant to this Agreement will not cause any breach of any agreement to which China Unicom and/or any of its subsidiaries is a party or by which it is or any of them is bound and will not infringe or exceed any limits on, powers of, or restrictions on or the terms of any contract, obligation or commitment whatsoever of, China Unicom and/or any of its subsidiaries.

2.5	The issuance of the China Unicom Shares will not be subject to any pre-emptive or similar rights or restrictions on voting and transfers.

2.6	The China Unicom Shares will be allotted and issued pursuant to this Agreement free from all Encumbrances and will rank pari passu in all respects with the existing China Unicom Ordinary Shares together with all rights and entitlements accruing after the date of Completion and the right to receive all dividends or other distributions declared, paid or made or proposed to be made on such China Unicom Ordinary Shares after the date of Completion, and no China Unicom Shares are subject to purchase from or issuance by China Unicom pursuant to presently existing rights, options, warrants, agreements or convertible securities.

3.	EFFECT OF AGREEMENT AND SUBSCRIPTION
Neither this Agreement nor the allotment and issuance of the China Unicom Shares will:

3.1	constitute or give rise to a breach of or default under: (a) any law, rule, regulation, judgment, order, authorisation or decree of any government, governmental or regulatory body, arbitrator, administrative agency or court, domestic or foreign, having jurisdiction over China Unicom or any of its properties or assets; or (b) the constitutional documents of China Unicom; or

3.2	give rise to any rights of any third party in respect of any assets of China Unicom.

EXECUTED by the Parties on the date and year stated above

SIGNED by Chang Xiaobing	)
for and on behalf of	)
CHINA UNICOM (HONG KONG) LIMITED	)	/s/ Chang Xiaobing

SIGNED by César Alierta	)
for and on behalf of	)
TELEFÓNICA S.A.	)	/s/ César Alierta